SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated March 12, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

BARAN GROUP LTD.
Form 6-K

       Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s immediate report dated March 12, 2003, filed with the Tel Aviv Stock Exchange, Israeli Securities Authority and the Companies Registrar. The immediate report announced the signing of an agreement by Meissner – Baran Ltd. with Tower Semiconductor Ltd. for the execution of phase II of the turnkey project “FAB 2” Plant in Migdal Ha’Emek. Meissner – Baran Ltd. is jointly owned by the Registrant and M&W Zander from Germany.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD.

By:	/s/ Meir Dor
Meir Dor
Chairman of the Board

Date: March 12, 2003

EXHIBIT INDEX

Exhibit Number	Description

1	Registrant’s immediate report announcing the signing of a contract between Meissner - Baran Ltd. and Tower Semiconductor Ltd.